Exhibit 15.2

NKT Flexibles I/S

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

Contents

Page
Statements

Statement by the Management	1

Report of independent Auditors	2

Management’s review

Company details	3

Financial highlights	4

Financial review	5 - 7

Financial statements for the year ended 31 December 2005

Accounting policies	8 - 13

Income statement	14

Balance sheet	15 - 16

Cash flow statement	17

Notes to the financial statements	18 - 22

Statement by the Management

The Management have today discussed and adopted the Financial Statements of NKT Flexibles I/S as of and for the year ended 31 December 2005, prepared in accordance with the Danish Financial Statements Act, as presented on pages 7 - 21 of the Company’s Annual Report for 2005 and note 14 to the Financial Statements.

We consider the accounting policies applied to be appropriate. Accordingly, the Financial Statements referred to above present fairly the financial position of the Company as of 31 December 2005.

Copenhagen, 23 March 2006

Management

/s/ Michael Chino Hjorth
Michael Chino Hjorth
CEO

/s/ Reidar Kleven
Reidar Kleven
COO

Report of independent Auditors

To the Partners of NKT Flexibles I/S:

We have audited the financial statements of NKT Flexibles I/S (“the Company”) as of and for the year ended December 31, 2004, prepared in accordance with the Danish Financial Statements Act, as presented on pages 8-22 of the Company’s Annual Report for 2004 and note 14 to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles of the Danish Financial Statements Act.

The accounting principles of the Danish Financial Statements Act vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Notes 14 to the financial statements.

Copenhagen, 10 June 2005

KPMG C. Jespersen

Statsautoriseret Revisionsinteressentskab

/s/ Lars Andersen

Lars Andersen

State Authorised Public Accountant

Management’s review

Company details

NKT Flexibles I/S

Priorparken 510

2605 Brøndby

Telephone:	4348 3000
Fax:	4348 3010
Homepage:	www.nktflexibles.com
E-mail:	nkt.flexibles@nktflexibles.com

CVR number:	2425 5298
Established:	1 July 1999
Registered office:	Brøndby

Board of directors:	Thomas Hofman-Bang (Chairman)
Tom Ehret (Deputy chairman)
Ole Bramsnæs
Bruno Chabas
Søren Isaksen
Mark Preece

Management:	Michael C. Hjorth, CEO
John Baxter, COO

Bank:	Nordea Bank Danmark A/S
Strandgade 3, 0900 København C

Auditor:	KPMG
Borups Alle 177, 2000 Frederiksberg
State Authorized Public Accountant Lars Andersen

Management’s review

Financial highlights

DKKm	2005	2004	2003	2002	2001
	(unaudited)
Key figures
Revenue	490,7	196,5	305,3	223,3	265,6
Operating profit before depreciation	51,9	-33,7	-5,6	-15,4	-17,2
Profit before financial items	23,7	-61,1	-32,3	-311,4	-72,9
Loss for the year	18,2	-64,8	-37,8	-325,6	-88,7
Fixed assets	215,4	222,7	244,5	262,0	538,0
Current assets	268,5	157,6	127,8	144,3	145,2
Total assets	483,9	380,3	372,3	406,3	683,2
Equity	146,1	131,1	132,3	171,3	312,6
Short-term liabilities	337,8	249,2	240,0	235,0	370,6
Cash flow from operating activities	42,7	-60,3	-18,5	-6,9	-89,0
Net cash flows from investment activities	-21,0	-5,5	-9,3	-20,2	-22,9
Portion relating to investment in property, plant and equipment	-22,1	-4,9	-8,4	-7,9	-22,9
Cash flows from financing activities	-15,5	65,5	17,3	21,3	128,6
Total cash flows	6,2	-0,3	-10,5	-5,8	15,9
Financial ratios
Net profit ratio	5%	-31%	-106%	-139%	-27%
Return on investment	6%	-16%	-10%	- 58%	-10%
Gross margin ratio	48%	54%	47%	58%	50%
Current ratio	79%	63%	53%	61%	39%
Equity ratio	30%	34%	36%	42%	45%
Return on equity	13%	-49%	-25%	-134%	-24%

Average number of employees	264	225	222	227	224

The financial highlights for 2001 are not changed compared to the new accounting policy in 2002. The financial ratios have been prepared in accordance with the Danish Society of Financial Analysts’ guidelines on the calculation of financial ratios . We refer to the accounting policies.

Management review

Financial review

Main activity

NKT Flexibles’ main activity is to develop, to market and produce flexible submarine pipe systems primarily for the offshore oil and gas industry. The production is carried out at the factory in Kalundborg.

Development in activities and economic conditions

Annual result

NKT Flexibles has realised revenue amounting to DKK 490.7 million in 2005 against DKK 196.5 million in 2004, corresponding to an increase of 150%. The annual result before depreciation amounts to DKK 51.9 million against DKK – 33.7 million in 2004. The result for the year is DKK 18.2 million compared to DKK –64.8 million in 2004.

The year 2005 ended better than the expectations in the annual report for 2005. The year 2005 marked a turn-around for the Company due to improved market conditions and healthy backlog going into 2005. Throughout the year the Company has been ramping up the production in Kalundborg without loosing control of the operational expenditures, resulting in improved earnings.

The Company managed to take full advantage of an increased demand for flexible pipe during year 2005. Previous years process to improve competitiveness by focusing on product development, efficiency improvement and material technology has proven successful.

In 2005 there were no changes to the Company’s capital structure and bank facilities. The financial resources are provided through loans granted by the owners of the Company.

The realized result for 2005 is satisfactory.

Market conditions

During 2005 the oil price has stabilized at a fairly high level around USD 50 per barrel – with some fluctuation as a consequence of tropical storms and unrest in the Middle East. The general increase in oil prices are to a large extent driven by increasing consumption from China and India, which is expected to continue in the years to come.

In 2005 the activity level in the subsea offshore oil and gas industry increased substantially as a response to the continued high oil price. Throughout the year the Company has managed to improve its backlog position in terms of volume and quality.

Financial review

For 2006 the Company expects the market for SURF (Subsea Umbilical, Riser & Flowline) to consolidate at the same level that was experienced during 2005.

Projects

During 2005 NKT Flexibles grew its position in all offshore oil & gas regions – except Brazil – by executing a number of projects for existing as well as new Clients.

In 2005 NKT Flexibles was awarded new contracts amounting to DKK 1,093 million, which is a development that supports the future potential of the Company. By the end of the year the Company’s backlog was just above DKK 1,000 million, which is a remarkable improvement from previous years.

Of particular interest is that the Company has now reached a position in the market where large volume and value contracts are awarded. By the end of 2005 the Company is executing several DKK +100 million orders for 2006 and 2007 delivery.

Product development

R&D resources were primarily assigned to the development of new technology that will allow the Company to improve its competitiveness. Successful improvement was reached in a number of areas allowing the Company to substantially improve on its backlog. Of particular interest is the deepwater technology allowing the use of the Company’s products in water depths down to 2,000m.

Expectations

In 2006 NKT Flexibles expects an increase in the turnover compared to 2005 – primarily due to a better unit rates and higher quality of the backlog at the beginning of the year 2006 compared to the same period the year before. Founded in the expectations of better margins in the subsea market, the Company expects to be able to further improve the result in 2006 compared to 2005.

Due to the fact that a large proportion of the production capacity for 2006 is already sold by the beginning of the year, the result for 2006 will primarily depend on the Company’s ability to act on commitments on entered contracts.

Financial review

The long-term potential of the Company will be realised through the continued implementation of new technology, which will lead to increased competitiveness. Of particular interest we are qualifying products for water depths down to 2,000m, which will widen the accessible market.

Special risks

Financial risks

The Company uses forward exchange contracts as a part of the hedging of recognized and unrecognized sales contracts in foreign currencies. Currencies, which are part of the EMU, are not hedged. Hedging of recognized contracts comprises receivables and payables.

Know-how

It is imperative for NKT Flexibles’ continued development to attract and maintain highly skilled and specialised manpower, including engineers possessing knowledge within the offshore business. The earning capacity of the Company will also depend on a continued training and flexibility among the blue-collar workers at the Kalundborg factory.

Environment

In line with the previous years the Company’s green accounts show that the pollution from the factory in the shape of smoke, noise and wastewater is negligible. Maintaining the environmental management system ISO14001 as well as the health and safety system OHSAS 18001 will be a high priority so that the Company can continue to live up to national as well as international standards.

The job of improving the Company’s safety level continues. Through information campaigns and compulsory safety courses for all employees we have established a better understanding of how to avoid accidents. Compared to other Danish companies of similar type, the safety level of NKT Flexibles is quite good.

Financial statements for the year ending 31 December

Accounting policies

The annual report of NKT Flexibles for 2005 has been prepared in accordance with the provisions applying to class C enterprises under the Danish Financial Statements Act.

The accounting policies applied in the preparation of the financial statements are consistent with those of last year.

Recognition and measurement

Assets are recognized in the balance sheet when it is probable that future economic benefits will flow to the enterprise and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic resources is probable and when the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

Certain financial assets and liabilities are measured at amortized cost implying the recognition of a constant effective interest rate to maturity. Amortized cost is calculated as initial cost minus any principal repayments and plus or minus the cumulative amortization of any difference between cost and nominal amount.

In recognizing and measuring assets and liabilities, any gains, losses and risks occurring prior to the presentation of the annual report that evidence conditions existing at the balance sheet date are taken into account.

Income is recognized in the income statement as earned, including value adjustments of financial assets and liabilities measured at fair value or amortized cost. Equally, costs incurred to generate the year’s earnings are recognized, including depreciation, amortization, impairment and provisions as well as reversals as a result of changes in accounting estimates of amounts which were previously recognized in the income statement.

Foreign currency translation

On initial recognition, transactions denominated in foreign currencies are translated at the average exchange rates ruling last month.

Receivables and payables and other monetary items denominated in foreign currencies are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the date at which the receivable or payable arose or was recognized in the latest financial statements is recognized in the income statement as financial income or expense.

Accounting policies

Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables, respectively.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with changes in the value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of future assets or liabilities are recognized as receivables or payables and in capital and reserves. Income and expenses relating to such hedging transactions are transferred from capital and reserves on realization of the hedged item and recognized in the same item as the hedged item.

Income statement

Revenue

Revenue from the sale of goods and services is recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place before year end and that the income can be reliably measured and is expected to be received. Revenue is measured ex VAT, taxes and discounts in relation to the sale.

Contract work in progress concerning special production of flexible pipes is recognized as revenue by reference to the stage of completion. Accordingly, revenue corresponds to the selling price of work performed during the year (the percentage of completion method). Revenue is recognized when total income and expenses and the stage of completion of the contract at the balance sheet date can be reliably calculated and when it is probable that the economic benefits, including payment, will flow to the enterprise.

Interest income and expense and similar items

Interest income and expense and similar items comprise interest income and expense, market gains and losses in respect of payables and transactions denominated in foreign currencies, etc.

Tax on profit/loss from ordinary activities

The enterprise is not liable to tax as it is a partnership. Therefore, tax has not been computed on the profit/loss for the year, and provisions have not been made for deferred tax.

Accounting policies

Balance sheet

Intangible assets

Development costs comprise costs, salaries and amortization directly or indirectly attributable to the enterprise’s development activities.

Development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the enterprise is evidenced, and where the enterprise intends to produce, market or use the project, are recognized as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings can cover production costs, selling and administrative expenses and development costs. Other development costs are recognized in the income statement when incurred.

Capitalized development costs are measured at the lower of cost less accumulated amortization and the recoverable amount.

Following the completion of the development work, development costs are amortized on a straight-line basis over the estimated useful life. The amortization period is five years.

Patents are measured at cost less accumulated amortization and impairment. Patents are amortized on a straight-line basis over the remaining patent period.

Intangible assets are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Gains and losses on the disposal of development projects and patents are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. The gains or losses are recognized in the income statement as other external expenses.

Property, plant and equipment

Land and buildings, plant and machinery and fixtures and fittings, tools and equipment are measured at cost less accumulated depreciation.

Cost comprises the purchase price and any costs directly attributable to the acquisition until the date when the asset is available for use. The cost of self-constructed assets comprises direct and indirect costs of materials, components, sub suppliers, and wages and salaries.

Interest expense on loans to finance the production of property, plant and equipment that concerns the production period is included in cost. All other borrowing costs are recognized in the income statement.

The cost of leases is stated at the lower of fair value and the present value of the future lease payments. For the calculation of the net present value, the interest rate implicit in the lease or an approximation thereof is used as discount rate.

Accounting policies

Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Buildings	25 years
Plant and machinery	8-15 years
Fixtures and fittings, tools and equipment	3-8 years
Computer hardware	4 years
Cars	3-5 years

Property, plant and equipment are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Gains and losses on the disposal of property, plant and equipment are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. The gains or losses are recognized in the income statement as other operating income or other operating expenses.

Inventories

Inventories are measured at moving average prices. Where the net realizable value is lower than cost, inventories are written down to this lower value.

Goods for resale and raw materials and consumables are measured at cost, comprising purchase price plus delivery costs.

Finished goods and work in progress are measured at cost, comprising the cost of raw materials, consumables, direct wages and salaries and indirect production overheads. Indirect production overheads comprise indirect materials and wages and salaries as well as maintenance and depreciation of production machinery, buildings and equipment as well as factory administration and management. Borrowing costs are not recognized.

The net realizable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale and is determined taking into account marketability, obsolescence and development in expected sales price.

Receivables

Receivables are measured at amortized cost. Provision is made for anticipated losses.

Contract work in progress

Contract work in progress is measured at the selling price of the work performed by reference to the stage of completion. The stage of completion is based on the share of the contract costs paid compared with the expected total costs of the contract. When it is probable that the total contract costs will exceed total income from a contract, the anticipated loss is recognized in the income statement.

When the selling price of a construction contract cannot be measured reliably, the selling price is measured at the lower of costs incurred and net realizable value.

Accounting policies

Prepayments are set off against contract work in progress. Progress billings received in excess of the contract work performed are calculated separately for each contract and recognized as payments on account from customers under short-term liabilities other than provisions.

Selling costs and costs incurred in securing contracts are recognized in the income statement when incurred.

Prepayments

Prepayments comprise costs incurred concerning subsequent financial years.

Financial liabilities

Other liabilities, comprising trade payables as well as other payables, are measured at amortized cost.

Cash flow statement

The cash flow statement shows the enterprise’s cash flows from operating, investing and financing activities for the year, the year’s changes in cash and cash equivalents as well as the enterprise’s cash and cash equivalents at the beginning and end of the year.

Cash flows from operating activities

Cash flows from operating activities are calculated as the year’s profit/loss adjusted for non-cash operating items, changes in working capital and corporation tax paid.

Cash flows from investing activities

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of enterprises and activities and of intangible assets, property, plant and equipment and investments.

Cash flows from financing activities

Cash flows from financing activities comprise changes in the size or composition of the company’s equity and related costs as well as the raising of loans, repayment of interest-bearing debt, and payment of dividends to shareholders.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term marketable securities with a term of three months or less which are subject to an insignificant risk of changes in value.

Segment information

Information is provided on geographical markets. The segment information is based on the company’s accounting policies, risks and internal financial management.

Accounting policies

Financial ratios

Financial ratios are calculated in accordance with the Danish Society of Financial Analysts’ guidelines on the calculation of financial ratios.

The financial ratios stated in the survey of financial highlights have been calculated as follows:

Net profit ratio	Operating [profit/loss] x 100
Revenue

Return on investment	Operating [profit/loss] x 100
Average operating assets

Gross margin ratio	Gross [profit/loss] x 100
Revenue

Current ratio

Equity ratio	Equity ex. minority interests at year end x 100
Total equity and liabilities at year end

Return on equity	[Profit/loss] for analytical purposes x 100
Average equity, ex. minority interests

Income statement 1 January - 31 December

	Note	2005 DKK	2004 DKK’000
		(unaudited)
Revenue	1	490.735.956	196.462
Work performed for own purpose and capitalized		49.275	230

		490.785.231	196.692

Raw materials, consumables and goods for resale		257.620.996	89.441
Other production, sales and administrative costs	3	64.608.654	48.817
Staff costs	2	116.635.563	92.194

		438.865.213	230.452

Operating profit before depreciation		51.920.018	-33.760
Depreciation and impairment on fixed assets	4	28.259.567	27.376

Profit before financial items		23.660.451	-61.136
Financial income		2.253.224	1.449
Financial expenses		7.674.330	5.098

Loss for the year		18.239.345	-64.785

Proposed distribution of loss:
Retained earnings		18.239.345	-64.785

Balance sheet 31 December

Assets

	Note	2005 DKK	2004 DKK’000
		(unaudited)
Fixed assets
Intangible assets	5
Patents		1.655.753	1.846
Patents in progress		103.812	0
Completed development projects		8.110.229	5.449
Development projects in progress		510.801	5.998

		10.380.595	13.293

Property plant and equipment	6
Land and buildings		72.734.016	76.791
Plant and machinery		115.078.493	129.636
Fixtures and fittings, tools and equipment		1.638.809	1.819
Property, plant and equipment under construction		15.596.346	1.125

		205.047.664	209.371

Total fixed assets		215.428.259	222.664

Current assets
Inventories
Raw materials and consumables		128.754.907	89.696

Receivables	7
Account receivables		112.411.962	43.354
Contract work in progress	8	7.053.523	8.021
Other receivables		11.253.375	7.527
Prepayments	9	1.517.500	7.708

		132.236.360	66.610

Cash at bank and in hand		7.525.092	1.347

Total current assets		268.516.359	157.653

TOTAL ASSETS		483.944.618	380.317

Balance sheet 31 December

Equity and liabilities

	Note	2005 DKK	2004 DKK’000
		(unaudited)
Equity
Equity	10	146.113.247	131.097

		146.113.247	131.097

Liabilities
Short-term liabilities
Bank loans		24.303.208	16.836
Payment on account from costumers		75.607.885	10.546
Accounts payables		67.000.000	25.752
Group companies		150.508.826	173.423
Other debts		20.411.452	22.663

		337.831.371	249.220

Total liabilities		337.831.371	249.220

TOTAL EQUITY AND LIABILITIES		483.944.618	380.317

Contingent liabilities and other obligations	11
Notes without reference	12 - 13

Cash flow statement 1 January - 31 December

	2005 DKK	2004 DKK’000
	(unaudited)
Profit before financial items	23.660	-61.136
Depreciation and impairment	28.260	27.377
Changes in working capital	-3.802	-23.008

Cash flows from operations before financial items	48.118	-56.767
Interests received	2.253	1.449
Interests paid	-7.636	-5.013

Cash flows from operations	42.735	-60.331

Acquisition of intangible fixed assets	634	-1.076
Acquisition of property, plant and equipment	-22.081	-4.934
Disposal of property, plant and equipment	423	516

Cash flows from investing activities	-21.024	-5.494

Paid in capital	0	60.000
Change in debt to credit institutions	7.467	2.399
Change in debt to group companies	-23.000	3.127

Cash flows from financing activities	-15.533	65.526

Net cash flow from operating, investing and financing activities	6.178	-299

Cash at bank and in hand 1 January	1.347	1.646
Net cash flow	6.178	-299

Cash at bank and in hand 31 December	7.525	1.347

Notes to the financial statements

Note		2005 Kr.	2004 T.kr.
		(unaudited)
1	Revenue
	Revenue includes the production value of construction contracts completed and in progress to the amount of	469.831.075	177.064

Revenue distributed on geographical segments (DKK’000):

	Scandinavia	130.710	46.198
	Other countries in Europe	188.195	61.161
	Other countries	171.831	89.103

		490.736	196.462

2	Staff costs
	Wages and salaries	107.555.052	84.491
	Pensions	7.897.709	6.633
	Social security contributions	1.182.802	1.070

		116.635.563	92.194

	Average number of employees	264	225

Included in staff costs is wages to the Management to the amount of 2,688 DKK’000 (2004: 2,544 DKK’000) and pensions with 118 DKK’000 (2004: 107 DKK’000).

3	Fees paid to independent auditor
	Audit fee	315.000	213
	Non-audit fee	19.400	99

		334.400	312

4	Depreciation and impairment
	Patents	459.441	561
	Completed development projects	1.819.341	1.521
	Buildings	4.057.099	4.057
	Plant and machinery	21.467.309	20.607
	Fixtures and fittings, tools and equipment	456.377	630

		28.259.567	27.376

Notes to the financial statements

Note		Patents	Patents in progress	Completed development projects	Development projects in progress
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
5	Intangible assets
	Cost at 1 January 2005	3.087.732	0	7.603.153	5.998.360
	Additions	268.821	103.812	-1.006.915	0
	Disposals	0	0	0	0
	Transferred	0	0	5.487.559	-5.487.559

	Cost at 31 December 2005	3.356.553	103.812	12.083.797	510.801

	Impairment and amortisation 1 January 2005	1.241.359	0	2.154.227	0
	Amortisation	459.441	0	1.819.341	0
	Disposals	0	0	0	0

	Impairment and amortisation 31 December 2005	1.700.800	0	3.973.568	0

	Carrying amount at 31 December 2005	1.655.753	103.812	8.110.229	510.801

	Amortised over	5 år	—	5 år	—

		Buildings	Plant and machinery	Fixtures and fittings	Property, plant and equipment under constr.
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
6	Property, plant and equipment
	Cost at 1 January 2005	190.186.666	437.368.437	8.435.672	1.124.300
	Additions	0	6.558.543	544.148	14.978.315
	Disposals	0	-572.707	-968.611	0
	Transferred	0	506.269	0	-506.269

	Cost at 31 December 2005	190.186.666	443.860.542	8.011.209	15.596.346

	Impairment and amortisation 1 January 2005	113.395.551	307.732.339	6.616.835	0
	Amortisation	4.057.099	21.467.309	456.377	0
	Disposals	0	-417.599	-700.812	0

	Impairment and amortisation 31 December 2005	117.452.650	328.782.049	6.372.400	0

	Carrying amount at 31 December 2005	72.734.016	115.078.493	1.638.809	15.596.346

	Amortised over	25 år	8 - 15 år	3 - 8 år	—

	Assets held under finance leases	0	0	0	0

	Official annual valuation of Danish properties at 1 January 2005	43.500.000

Notes to the financial statements

Note		2005 DKK	2004 DKK’000
		(unaudited)
7	Receivables
	Receivables with more than one years maturity	0	0

8	Contract work in progress
	Contract work in progress	254.975.033	125.560
	Progress billing	-316.864.827	-124.074

	Net contract work in progress	-61.889.794	1.486

	Recognised as follows:
	Contract work in progress	7.053.523	8.021
	Prepayments	-68.943.317	-6.536

		-61.889.794	1.485

9	Prepayments
	Value adjustment of hedging instruments	0	6.575
	Others	1.517.500	1.133

		1.517.500	7.708

10	Equity
	Equity 1 January 2005	131.096.637	132.312
	Paid in capital	0	60.000
	Loss for the year	18.239.345	-64.785
	Value adjustment of hedging instruments, end	454.265	3.677
	Value adjustment of hedging instruments, beginning	-3.677.000	-107

	Equity 31 December 2005	146.113.247	131.097

	Specification of equity:
	Paid in capital 1 January 2005	779.808.000	719.808
	Paid in this year	0	60.000

	Paid in capital 31 December 2005	779.808.000	779.808

	Retained earnings 1 January 2005	-648.711.363	-587.496
	Transferred from proposed distribution of loss	18.239.345	-64.785
	Value adjustment of hedging instruments	-3.222.735	3.570

	Retained earnings 31 December 2005	-633.694.753	-648.711

	Equity 31 December 2005	146.113.247	131.097

Notes to the financial statements

Note		2005 DKK’000	2004 DKK’000
		(unaudited)
11	Contingent liabilities and other obligations
	Lease obligations
	Lease obligations for service and buildings amounts to:
	0 - 1 year	8.400	9.390
	1 - 5 years	8.121	2.364

		16.521	11.754

	Contingent liabilities
	The company has no contingent liabilities
12	Currency and interest rate risk and the use of derivatives

As part of the hedging of recognized and unrecognized transactions, NKT Flexibles I/S uses uses forward exchange contracts. Currencies which is part of the EMU-coorporation is not hedged. Hedging of recognised transactions comprises receivables and payables.

Currency risk

DKK’000
Currency	Payment/ maturity	Recei- vables	Payables	Hedged by forward contracts	Net position
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
EUR	< 1 year	72.723	30.322	0	42.401
USD	< 1 year	4.103	4.545	0	-442
GBP	< 1 year	11.122	4.322	6.800	0

Anticipated future transactions

The company hedges anticipated currency risks concerning already signed contracts on construction contracts and purchase of raw materials with forward contracts.

DKK’000	Period	Contractual value		Deferred recognition in the income statement of gains/ loss (-) expected to be realized after the balance sheet date
		2005	2004	2005	2004
		(unaudited)		(unaudited)
Forward contracts	0 - 6 months	122.371	91.427	454	3.677

Notes to the financial statements

Note

13	Related party disclosures

Significant influence

SubSeaFlex Holding A/S,

Danco A/S

Other related parties

Further, the company’s related parties comprise Board of directors, Management and executive employees.

Owners

SubSeaFlex Holding A/S

Vibeholms Allé 25

2605 Brøndby

Ownership: 51%

(SubSeaFlex Holding A/S is owned by NKT Holding A/S)

Danco A/S

Stranden

Postboks 1524 Vika

0117 Oslo

Norway

Ownership: 49%

(Danco AS is owned by Acergy)

Transactions with related parties

The owners of the company has granted loans amounting to 150 mill DKK as of 31/12 2005. The loans have been granted on market conditions.

Sale of products to Acergy in the finance year amounts to 22 % of the turnover. The sale has taken place on market conditions.

Note 14 – Reconciliation to United States generally accepted accounting principles (U.S. GAAP)

The Financial Statements for 2005 have been prepared in accordance with the provisions of the Danish Financial Statements Act (Danish GAAP), which differ in certain respects from U.S. GAAP.

The following is a summary of the adjustments to net income for the year ended December 31, 2005 and equity as of December 31, 2005, necessary to reconcile those to net income and equity determined in accordance with U.S. GAAP.

Reconciliation of net income and equity under Danish GAAP to U.S. GAAP

(All figures in DKK thousand)

			Net loss for the year ended December 31, 2005	Equity as of December 31, 2005
			(unaudited)
As reported under Danish GAAP			18,239	146,113
Reversal of capitalized development costs, net of accumulated amortization as of 1 January 2005	(a	)	—	(11,447)
Development costs incurred in 2005	(a	)	1,007	1,007
Amortization of development costs in 2005	(a	)	1,819	1,819

As reported under U.S. GAAP			21,065	137,492

(a)	Development costs

According to Danish GAAP development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the enterprise is evidenced, and where the enterprise intends to produce, market or use the project, are recognized as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings can cover production costs, selling and administrative expenses and development costs. Other development costs are recognized in the income statement when incurred.

Capitalized development costs are measured at the lower of cost less accumulated amortization and the recoverable amount.

Following the completion of the development work, development costs are amortized on a straight-line basis over the estimated useful life. The amortization period is five years.

Intangible assets are written down to the recoverable amount if this is lower than the carrying amount. Impairment tests are conducted annually of each individual asset or group of assets.

Under US GAAP development costs are expensed as incurred.